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                               December 21, 2020

       Jim Mutrie
       Chief Commercial Officer
       Switchback Energy Acquisition Corp
       5949 Sherry Lane, Suite 1010
       Dallas, TX 75225

                                                        Re: Switchback Energy
Acquisition Corp
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-4
                                                            Filed December 15,
2020
                                                            File No. 333-249549

       Dear Mr. Mutrie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2020 letter.

       Amendment No. 2 to Form S-4 filed December 15, 2020

       Unaudited Pro Forma condensed Combined Financial Information, page 80

   1. We note from the cover page that you have increased the registered shares from
                                                        245 million to 250
million and that the additional shares are attributable to an increase in the rate of option and
warrant exercises by holders of options and warrants of
                                                        ChargePoint, Inc.
during the time between the filing of the Initial Registration Statement and the filing of this
Amendment No. 2. As we note no changes reflected in the pro
                                                        forma statements to the
shares issued to ChargePoint shareholders in the merger, please clearly explain to us
(i) the reasons for the increase in registered shares, and (ii) your conclusion that the
increase would not result in any corresponding changes to the pro
 Jim Mutrie
Switchback Energy Acquisition Corp
December 21, 2020
Page 2
         forma financial statements and any other financial data included in the filing.
Certain U.S. Federal Income Tax Considerations, page 141

2. We note your response to comment 1. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language on page 147 stating that it is intended that certain material tax consequences will
         apply. Please remove disclosure that the discussion is    for
information purposes only
         and the section headers which indicate that the opinion only covers
certain    tax
         considerations. Similarly, please revise the disclosure indicating the discussion does not
         purport to be a    complete analysis.    Refer to Section III of Staff
Legal Bulletin No. 19 for
         guidance.
       You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameJim Mutrie                                   Sincerely,
Comapany NameSwitchback Energy Acquisition Corp
                                                               Division of
Corporation Finance
December 21, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName